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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN  CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        FIREARMS TRAINING SYSTEMS, INC.
                        -------------------------------
             (Exact name of Registrant as Specified in Its Charter)


                DELAWARE                               57-0777018
                --------                               ----------
(State of Incorporation or Organization)               (I.R.S. Employer
                                                       Identification no.)
        7340 McGINNIS FERRY ROAD
              SUWANEE, GA                              30174
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(Address of Principal Executive Offices)               (Zip Code)


If this form relates to the                If this form relates to the
registration of a class of debt            registration of a class of debt
securities and is effective upon           securities and is to become effective
filing pursuant to General                 simultaneously with the effectiveness
Instruction A(c)(1) please check the       of a concurrent registration
following box.     [_]                     statement under the Securities Act of
                                           1933 pursuant to General Instruction
                                           A(c)(2) please check the following
                                           box.     [_]

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                     Name of Each Exchange on Which
to be so Registered                     Each Class is to be Registered
-------------------                     ------------------------------

Class A Common Stock, $0.000006
par value per share                     The Nasdaq Stock Market
-------------------------------         -------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                Not Applicable
----------------------------------------------------------------------------
                               (Title of Class)


                                Not Applicable
----------------------------------------------------------------------------
                               (Title of Class)
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The authorized capital stock of Firearms Training Systems, Inc. (the "Company") consists of 68,060,000 shares of Class A Common Stock, par value $0.000006 per share ("Common Stock"), 2,200,000 shares of Class B Non-Voting Common Stock, par value $0.000006 per share ("Class B Common Stock"), and 200,000 shares of preferred stock, par value $0.10 per share ("Preferred Stock"). Up to 6,000,000 shares of Common Stock will be issued pursuant to the offering. Upon completion of the offering, 20,402,404 shares of Common Stock will be issued and outstanding, no shares of Class B Common Stock will be issued and outstanding, and no shares of Preferred Stock will be issued and outstanding. The following summary of certain provisions of the Company's capital stock describes the material provisions, but does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the By-laws of the Company that are included as exhibits to the Company's Registration Statement on Form S-1 ("Registration Statement") filed on September 30, 1996 pursuant to the Securities Act of 1933, as amended ("Securities Act"), and by the provisions of applicable law.

Common Stock and Class B Common Stock
-------------------------------------

     Holders of shares of Common Stock are entitled to vote on all matters on which shareholders generally are entitled to vote, with each share of Common Stock entitled to one vote. Holders of Common Stock are not entitled to cumulate votes in the election of Directors. Holders of shares of Class B Common Stock are not entitled to vote in any matter submitted to a vote of stockholders, except as may be explicitly required by statute in particular situations. Each share of Class B Common Stock is convertible at any time for no additional consideration, at the option of its holder and upon notice to the Company of such election, into one share of Common Stock. Holders of Common Stock or Class B Common Stock are not entitled to preemptive rights.

     Holders of shares of Common Stock and Class B Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for such purpose, subject to the rights of the holders of any Preferred Stock that may be outstanding. No dividends may be declared or paid in cash or property on any share of any class of common stock, unless simultaneously the same dividend is declared or paid on the other class of common stock.

     The Company does not anticipate paying any dividends on the Common Stock in the foreseeable future. The Company's indebtedness will require that a portion of its cash flow from operations be dedicated to the payment of interest on and principal of its indebtedness. In addition, the NationsBank Credit Agreement, pursuant to which the Company borrowed $76.0 million in connection with its recapitalization on July 31, 1996, specifically prohibits the payment of any dividends with respect to the Common Stock. Finally, the Company currently intends to retain all available funds to finance the operation and expansion of its business.

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     Upon liquidation, dissolution or winding-up of the Company, the holders of
Common Stock and Class B Common Stock are entitled to share ratably in all assets available for distribution after payment in full of liabilities and preferences applicable to the holders of any then outstanding Preferred Stock. There are no redemption or sinking fund provisions applicable to the Common Stock or Class B Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the offering will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock and Class B Common Stock are subject to the terms of any series of Preferred Stock that the Company may issue in the future.

Preferred Stock
---------------

     The Company has 200,000 authorized shares of Preferred Stock, 10,000 shares of which have been designated Senior Preferred Stock and 5,000 shares of which have been designated Junior Preferred Stock. As of November 1, 1996, no shares of Senior Preferred Stock and no shares of Junior Preferred Stock had been issued and no other shares of Preferred Stock were outstanding. Immediately following the consummation of the offering and the application of the net proceeds therefrom, the Company intends, by resolution of the Board of Directors, to eliminate the designation of the Senior Preferred Stock and Junior Preferred Stock.

     The Board has the authority without any further action by the Company's shareholders to issue any or all of the authorized shares of Preferred Stock in one or more series and to establish the voting powers and the designations, preferences and relative, participating, optional or other special rights, and qualifications or restrictions thereof, including dividend rights, conversion rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series, as are stated in the resolution adopted by the Board providing for the establishment of such series and as are permitted by the Delaware General Corporation Law. The issuance of Preferred Stock pursuant to this authority could adversely affect the holders of Common Stock and Class B Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

Material Provisions of the Certificate of Incorporation and By-laws and
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Statutory Provisions
--------------------

     The Certificate of Incorporation, as amended, and By-laws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

     Effective upon completion of the offering, the Board will be classified into three classes, each of which, after a transitional arrangement, will serve for three years, with one class being elected each year. The number of directors may be increased or decreased from time to time by the Board of Directors or the shareholders of the Company in such manner as may be prescribed in the By-laws. The structure of the Board of Directors could render more difficult an attempt to

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obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise.

     The By-laws provide that any vacancy on the Board shall be filled only by the remaining directors then in office, even if the remaining Directors constitute less than a quorum, and that directors so appointed will serve for the remainder of the term of the class in which the vacancy occurred rather than until the next annual meeting of stockholders.

     The By-laws provide that shareholders seeking to bring business before or to nominate directors at any annual meeting of shareholders must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to such meeting or, if less than 70 days' notice was given for the meeting, within ten days following the date on which such notice was given. The Bylaws also will specify certain requirements for a shareholder's notice to be in proper written form. These provisions will restrict the ability of shareholders to bring matters before the shareholders or to make nominations for directors at meetings of shareholders.

     Delaware Law provides that a corporation may limit the liability of each director to the corporation or its shareholders for monetary damages except for liability: (i) for any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the director derives an improper personal benefit. The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duties as a director except in the circumstances specified in the foregoing clauses (i), (ii), (iii) and (iv). The effect of these provisions is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for certain breaches of fiduciary duty as a director (including breaches resulting from grossly negligent conduct). This provision in the Certificate of Incorporation does not exonerate the directors from liability under federal securities laws nor does it limit the availability of non-monetary relief in any action or proceeding against a director. In addition, the Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by Delaware Law, indemnify its officers and directors against liabilities, costs and expenses as provided by Delaware Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission ("Commission"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Shares Eligible For Future Sale
-------------------------------

     Upon the completion of the offering there will be 20,402,404 shares of Common Stock and no shares of Class B Common Stock outstanding. Of these shares, the 6,000,000 shares of Common Stock sold in the offering plus any additional shares sold upon exercise of the underwriters' (represented by Montgomery Securities, Lazard Freres & Co. LLC and The Robinson-Humphrey Company, Inc., collectively, the "Underwriters") over-allotment option will be freely tradeable in the public market without restriction or further registration under the Securities Act (unless held by an "affiliate" of the Company as that term is defined in the Securities Act), in which case such shares will be subject to the resale limitations of Rule 144 of the Securities Act ("Rule 144"). All the remaining outstanding shares of Common Stock will be "restricted securities" under the Securities Act and may not be sold unless they are registered or unless an exemption from registration, such as the exemptions provided by Rule 144, is available. Certain of the affiliates of the Company are entitled to certain registration rights as described below.

     In general, under Rule 144 as currently in effect, an affiliate of the Company, or a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least two years, is entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the outstanding Common Stock or (ii) the average weekly trading volume in the Common Stock reported through the Nasdaq National Market of The Nasdaq Stock Market (or exchange on which the Common Stock is traded) during the four calendar weeks preceding the date on which notice of such sale is filed with the Commission pursuant to Rule 144. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned restricted securities for at least three years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above. THIN International N.V. ("THIN International") has held its shares of Common Stock for more than three years and the Company believes that, following the termination of the 180-day holdback period referred to below, THIN International may be eligible to sell such shares pursuant to Rule 144(k).

     A group of entities managed by Centre Partners Management LLC (the "Centre Entities"), THIN International and the Company's officers and directors who are also shareholders of the Company and who, immediately following the offering collectively will beneficially own an aggregate of 14,402,404 shares of Common Stock, as well as the Company, have agreed not to offer, sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days without the prior written consent of Montgomery Securities.

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Registration Rights
-------------------

     The Company has granted certain registration rights to the Centre Entities, THIN International and their respective permitted assignees, with respect to shares of Common Stock held by such entities.

     In connection with the July 31, 1996 recapitalization transaction (the "Recapitalization"), the Company, THIN International and the Centre Entities entered into the THIN Registration Rights Agreement, pursuant to which THIN International was granted certain demand registration rights exercisable on no more than two occasions as well as certain "piggyback" registration rights with respect to their Common Stock. The demand registration rights become exercisable on July 31, 2001. In the THIN Registration Rights Agreement, THIN International has agreed not to effect any public sale or distribution of any of its shares of Common Stock during the 15-day period prior to, and during the 90-day period (or the 180-day period, if so requested in good faith by the Underwriters) beginning on, the date any registration statement filed by the Company is declared effective other than pursuant to such registration statement. In connection with the offering, the Underwriters have requested, and THIN International has agreed, that THIN International not effect any such distribution (except in connection with the offering) for 180 days from the date of the Company's prospectus.

     In the Centre Registration Rights Agreement, the Centre Entities were granted certain demand registration rights exercisable on no more than ten occasions as well as certain "piggyback" registration rights. The Centre Entities have agreed not to effect any public sale or distribution of any of their shares of Common Stock during the 15-day period prior to, and during the 90-day period (or the 180-day period, if so requested in good faith by the Company's Underwriters) beginning on, the date any registration statement filed by the Company is declared effective other than pursuant to such registration statement. In connection with the offering, the Centre Entities have agreed not to effect any such distribution for 180 days from the date of the prospectus.

ITEM 2.  EXHIBITS

     The exhibits filed with The Nasdaq Stock Market as part of this Registration Statement are:

1. Registration Statement on Form S-1, Registration No. 333-13105, filed with the Commission on September 30, 1996, as amended by Amendment No. 1, filed with the Commission on November 5, 1996, and Amendment No. 2, filed with the Commission on November 18, 1996.

2.       Certificate of Incorporation of the Company, dated May 4, 1984.

3. Certificate of Amendment of Certificate of Incorporation of the Company, dated

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         July 30, 1996.

4. Certificate of Amendment of Certificate of Incorporation of the Company dated October 31, 1996.

5.       By-laws of the Company.

6.       Specimen Common Stock Certificate.

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                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                  FIREARMS TRAINING SYSTEMS, INC.
                                  -------------------------------
                                           (Registrant)


DATE:  November 20, 1996          By:  /s/ Peter A. Marino
       -----------------              ------------------------------------------
                                           Peter A. Marino
                                           President and Chief Executive Officer


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